                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934

                           For the Month of March 2005

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F   X         Form 40-F
                                -----                 -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____________

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____________

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                         Yes                      No   X
                             -----                   -----

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.


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RESULTS OF GENERAL SHAREHOLDERS' MEETING FOR THE FISCAL YEAR OF 2004

On March 30, 2005, Shinhan Financial Group held the general shareholders' meeting for the fiscal year of 2004, and all the 5 agenda listed below were approved as originally proposed.

1) Approval of balance sheet, income statement and statement of appropriation of retained earnings for the fiscal year 2004 (January 1, 2004 ~ December 31, 2004).

2)   Appointment of directors

3)   Appointment of Audit Committee members

4)   Approval of Limitation on Director Compensation

5) Approval of stock option grant to executives, department heads, and outside directors

For each details of originally proposed agenda, please refer to our Convocation Notice of the 4th general shareholders' meeting, which was disclosed on March 11, 2005.


GRANT OF STOCK OPTIONS TO EXECUTIVES, DEPARTMENT HEADS, AND OUTSIDE DIRECTORS

Pursuant to Article 14 of the Articles of Incorporation, stock option was granted to the Group's executives, department heads and outside directors through the resolution of our general shareholders' meeting for the fiscal year of 2004.

A. Grant of Stock Options to Executives of Shinhan Financial Group and its subsidiaries

     ->   please refer to our Form 6-K filed on March 11, 2005.

B. Grant of Stock Options to Department Heads of Shinhan Financial Group and its Subsidiaries

     1)   Grantees

          1,001 Department heads of Shinhan Financial Group and its subsidiaries

     2)   Number of options to be granted

          Stock options to purchase 1,449,200 shares in total.

     * Other terms and conditions are the same as we reported previously on March 11, 2005.


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

C.   Grant of Stock Options to Outside Directors of Shinhan Financial Group

     1)   Grantees and number of options to be granted


          ------------------------------------------------------------
          Name                      Number of Options Granted (shares)
          ------------------------------------------------------------

          Pyung Joo Kim                          10,000
          ------------------------------------------------------------
          Il Sup Kim                             10,000
          ------------------------------------------------------------
          Sang Yoon Lee                          10,000
          ------------------------------------------------------------
          Yoon Soo Yoon                          10,000
          ------------------------------------------------------------
          Shee Yul Ryoo                          10,000
          ------------------------------------------------------------
          Total                                  50,000
          ------------------------------------------------------------


     * Other terms and conditions are the same as we reported previously on March 11, 2005.


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

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           SHINHAN FINANCIAL GROUP CO., LTD.


                                           By  /s/ Byung Jae Cho
                                           -------------------------------------
                                           Name:  Byung Jae Cho
                                           Title: Chief Financial Officer


Date : March 30, 2005


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